UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

JinkoSolar Holding Co., Ltd.

(Name of Issuer)

Ordinary Shares, Par Value US$0.00002 Per Share (“Ordinary Shares”)

(Title of Class of Securities)

47759T100 (1)

(CUSIP Number)

Xiande Li
1 Jingke Road, Shangrao

Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

Telephone: (86-793) 846-9699

With a copy to:
Shuang Zhao, Esq.
Cleary Gottlieb Steen & Hamilton LLP

c/o 37th Floor, Hysan Place

500 Hennessy Road

Causeway Bay, Hong Kong

Telephone: +852 2521 4122

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing four Ordinary Shares.

CUSIP No: 47759T100

1.	Names of reporting persons Xiande Li
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) SC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 16,572,750[1]
	8.	Shared voting power 2[2]
	9.	Sole dispositive power 16,572,750[1]
	10.	Shared dispositive power 2[2]
11.	Aggregate amount beneficially owned by each reporting person 16,572,752
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.1%[3]
14.	Type of reporting person (see instructions) IN

1.	These securities include 16,572,750 Ordinary Shares of the Issuer (including certain Ordinary Shares in the form of American depositary shares and restricted American depositary shares) held by Brilliant Win Holdings Limited (“Brilliant Win”). Brilliant Win is wholly owned by HSBC International Trustee Limited in its capacity as trustee of an irrevocable trust constituted under the laws of the Cayman Islands, with Xiande Li as the settlor and Yixuan Li, daughter of Xiande Li and Cypress Hope Limited, a British Virgin Islands company wholly owned by Xiande Li, as the beneficiaries. The trust was established for the purposes of Xiande Li’s wealth management and family succession planning. Xiande Li is the sole director of Brilliant Win. By virtue of these arrangements, the Reporting Person may be deemed to have sole voting power and sole dispositive power with respect to these securities.

2.	These securities include 2 Ordinary Shares of the Issuer held by Tanka International Limited (“Tanka”), a Cayman Islands company which holds 3 Ordinary Shares of the Issuer. Mr. Xiande Li holds 60% equity interest in Tanka and is also a director of Tanka. By virtue of these arrangements, the Reporting Person may be deemed to have shared voting power and sole dispositive power with respect to these securities.

[3]	Based upon 181,175,397 Ordinary Shares outstanding as of December 16, 2020.

CUSIP No: 47759T100

1.	Names of reporting persons Brilliant Win Holdings Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not Applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 16,572,750[1]
	8.	Shared voting power 0
	9.	Sole dispositive power 16,572,750[1]
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 16,572,750
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.1%[2]
14.	Type of reporting person (see instructions) CO

1.	These securities include 16,572,750 Ordinary Shares (including certain Ordinary Shares in the form of American depositary shares and restricted American depositary shares).

2.	Based upon 181,175,397 Ordinary Shares outstanding as of December 16, 2020.

CUSIP No: 47759T100

1.	Names of reporting persons Tanka International Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not Applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3[1]
	8.	Shared voting power 0
	9.	Sole dispositive power 3[1]
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0%[2]
14.	Type of reporting person (see instructions) CO

1.	These securities include 3 Ordinary Shares.

2.	Based upon 181,175,397 Ordinary Shares outstanding as of December 16, 2020.

This Amendment No. 2 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on January 31, 2019 (the “Original Schedule 13D”), as amended by the Amendment No.1 to Schedule 13D on February 18, 2020 (together with the Original Schedule 13D, the “Schedule 13D”), relating to the ordinary shares, par value US$0.00002 per share (“Ordinary Shares”), of JinkoSolar Holding Co., Ltd. (the “Issuer”) filed jointly by Xiande Li, Brilliant Win Holdings Limited (“Brilliant Win”) and Tanka International Limited (“Tanka,” together with Xiande Li and Brilliant Win, the “Reporting Persons”). Except as amended and supplemented herein, the information set forth in the Schedule 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Schedule 13D.

Item 1.	Security and Issuer

No modification.

Item 2.	Identity and Background

No modification.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented to include the following information:

From December 9, 2020 to December 14, 2020, Tanka sold an aggregate of 7,713,496 Ordinary Shares in the form of American Depositary Shares (the “ADSs”), each of which represents four Ordinary Shares, in brokers’ transactions in the open market, at the average price of US$56.2 per ADS.

On December 23, 2020, Brilliant Win sold an aggregate of 800,000 Ordinary Shares in the form of ADSs in brokers’ transactions in the open market, at the average price of US$80.9 per ADS.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following information:

Tanka International Limited sold an aggregate of 7,713,496 Ordinary Shares in the form of ADSs from December 9, 2020 to December 14, 2020 in brokers’ transactions in the open market. Brilliant Win sold an aggregate of 800,000 Ordinary Shares in the form of ADSs on December 23, 2020 in brokers’ transactions in the open market.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) Each of the Reporting Persons’ current ownership in the securities of the Issuer is set forth on the cover pages to this Statement on Schedule 13D and is incorporated by reference herein. The ownership percentage appearing on such pages has been calculated based on 181,175,397 Ordinary Shares outstanding as of December 16, 2020. The Reporting Persons disclaim membership in any “group” with any person other than the Reporting Persons.

(b) The following table sets forth the beneficial ownership of the class of securities reported on for each of the Reporting Persons.

Reporting Person	Number of Shares Beneficially Owned	Percentage of Securities	Sole Power to Vote/Direct Vote	Shared Power to Vote/Direct Vote	Sole Power to Dispose/Direct Disposition	Shared Power to Dispose/Direct Disposition
Xiande Li	16,572,752	9.1%	16,572,750	2	16,572,750	2
Brilliant Win Holdings Limited	16,572,750	9.1%	16,572,750	0	16,572,750	0
Tanka International Limited	3	0.0%	3	0	3	0

(c) Other than as described in Items 3 and 4 above, there have been no transactions in the class of securities reported on that were effected during the past sixty days by any of the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No modification.

Item 7.	Material to be Filed as Exhibits

No modification.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 29, 2020

Xiande Li

By:	/s/ Xiande Li
Name: Xiande Li

BRILLIANT WIN HOLDINGS LIMITED

By:	/s/ Xiande Li
Name: Xiande Li
Title: Sole Director

TANKA INTERNATIONAL LIMITED

By:	/s/ Xiande Li
Name: Xiande Li
Title: Director